Exhibit 99.1

Reitar Logtech Holdings Limited Announces First Half of Fiscal Year 2025 Unaudited Financial Results

Reitar Logtech Holdings Limited (Nasdaq: RITR) (“we,” or the “Company”), a comprehensive logistics solutions provider in Hong Kong, today announced its unaudited financial results for the six months ended September 30, 2025.

Overview:

Revenue decreased by approximately 71.4% from approximately HK$194.2 million for the six months ended September 30, 2024 to approximately HK$55.5 million (US$7.1 million) for the six months ended September 30, 2025.

Cost of service decreased by approximately 62.6% from approximately HK$140.6 million for the six months ended September 30, 2024 to approximately HK$52.5 million (US$6.8 million) for the six months ended September 30, 2025.

Net income decreased by approximately 277% from approximately HK$24.3 million for the six months ended September 30, 2024 to net loss approximately HK$42.9 million (US$5.5 million) for the six months ended September 30, 2025.

For the six months ended 30 September 2025, the Group recorded a significant net loss as compared with the corresponding period of the previous fiscal year, primarily due to a decrease in revenue and an increase in operating expenses during the period.

The decrease in revenue was mainly attributable to a decline in revenue generated from construction management and engineering design services, as certain major projects were close to completion in the corresponding period last year. Such decrease was partially offset by an increase in revenue from professional consultancy services, driven by new customers obtained for construction-related consulting projects during the current period.

The increase in operating expenses was mainly attributable to a one-off net transaction loss of approximately HK$8.4 million arising from the deconsolidation of Vincit Build Solution Co., Limited (“VBS”), representing an impairment loss of approximately HK$20.5 million partially offset by a gain on deconsolidation of approximately HK$12.1 million. In addition, operating expenses increased due to (i) higher staff costs resulting from increases in payroll and bonuses, as well as an increase in headcount following the acquisition of a subsidiary of Jingxing Holdings Limited during the period; and (ii) an increase in allowance for doubtful accounts/expected credit losses on other receivables.

The Group remains cautiously optimistic about its future business development.

Certain long-term projects have been delayed due to customers’ revisions to project specifications and have not commenced during the period. The Group expects that revenue contribution from these projects will resume once the relevant projects restart.

As part of the Group’s strategic shift from small-scale projects to medium- and large-scale projects in recent years, revenue generated from smaller and completed projects may remain relatively volatile during the transition period. Nevertheless, the Group believes that its revenue growth is expected to gradually resume as negotiations for a number of medium- and large-scale projects progress and such projects commence in the coming fiscal years.

The Group is currently in discussion with certain independent third-party overseas customers in relation to logistics centre and warehouse projects. If materialised, the contract value of such potential projects would represent a meaningful proportion of the Group’s revenue for the year ending 31 March 2027. Shareholders and potential investors should note that these projects remain subject to ongoing negotiations, contract finalisation and project commencement timetable, and therefore may or may not materialise as currently anticipated.

In addition, following the completion, commissioning and commencement of operation of a 200,000 sq. ft. automated cold storage warehouse in the prior year, the Group has officially expanded into cold chain cold storage operations and food supply chain business. The Group acted as one of the investors and developers of the warehouse project and is currently also the operator of the automated cold storage facility. As this business segment is still at the investment and ramp-up stage, its revenue contribution and returns are expected to materialise gradually over time. This new business development is expected to broaden the Group’s revenue base and support its long-term growth.

Six Month Financial Results Ended September 30, 2025

Revenue

The following table sets forth the breakdown of our revenue for the periods indicated:

	Six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	182,906,870	42,627,676	5,478,501
Maintenance services	3,845,705	2,436,500	313,139
WaaS	—	705,145	90,625
Sub-total	186,752,575	45,769,321	5,882,265

Asset management and professional consultancy services:
Asset management services	2,995,000	396,257	50,927
Professional consultancy services	4,472,102	9,305,970	1,196,002
Sub-total	7,467,102	9,702,227	1,246,929

Total	194,219,677	55,471,548	7,129,194

Revenue decreased by approximately 71.4% from approximately HK$194.2 million for the six months ended September 30, 2024 to approximately HK$55.5 million (US$7.1 million) for the six months ended September 30, 2025. The net decrease was mainly due to the decrease in revenue generated from construction management and engineering design services because certain major projects which was close to completion for the six months ended September 30, 2025 and partially offset by increase in professional consultancy services from new customers for consulting construction projects were obtained for the six months ended September 30, 2025.

Cost of revenue

The following table presents our cost of revenue by service lines for the periods indicated:

	Six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	133,990,601	46,085,854	5,922,947
Maintenance services	2,329,177	1,380,379	177,406
WaaS	—	568,679	73,087
Sub-total	136,319,778	48,034,912	6,173,440

Asset management and professional consultancy services:
Asset management services	2,084,256	108,881	13,993
Professional consultancy services	2,171,175	4,400,911	565,604
Sub-total	4,255,431	4,509,792	579,597

Total	140,575,209	52,544,704	6,753,037

The following table presents our cost of revenue by nature for the periods indicated:

	Six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Subcontracting fee	128,345,474	42,769,136	5,496,682
Staff cost	10,741,087	8,842,114	1,136,387
Others	1,488,648	933,454	119,968

Total cost of revenue	140,575,209	52,544,704	6,753,037

Cost of service decreased by approximately 62.6% from approximately HK$140.6 million for the six months ended September 30, 2024 to approximately HK$52.5 million (US$6.8 million) for the six months ended September 30, 2025. The trend of cost of revenue of each of the service lines was in line with the trend of the revenue of respective service line during the period.

Operating expenses

The following table sets forth components of our operating expenses for the periods indicated:

	Six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Management fee	446,499	457,287	58,770
Salary and allowance	8,417,023	10,511,361	1,350,919
Depreciation of property and equipment	1,197,901	1,424,436	183,068
Amortization of operating lease right-of-use assets	1,343,000	1,720,604	221,132
Amortization of intangible assets	—	879,525	113,036
Professional fee	688,363	1,492,978	191,877
Allowance for doubtful accounts/expected credit loss	9,647,473	13,090,725	1,682,417
Impairment loss on amount due from an associate	—	20,501,654	2,634,869
Others	2,919,740	3,390,342	435,728

Total operating expenses	24,659,999	53,468,912	6,871,816

Operating expenses increased by approximately 116.8% from approximately HK$24.7 million for the six months ended September 30, 2024 to approximately HK$53.5 million (US$6.9 million) for the six months ended September 30, 2025. The increase was mainly due to (i) increase in staff costs resulting from increase in payroll and bonus to our staff and increase number of staffs from acquired subsidiary of Jingxing Holdings Limited during the period, (ii) increase in allowance for doubtful accounts/expected credit loss from other receivables and (iii) increase in impairment loss on amount due from an associate, Vincit Build Solution Co., Limited (“VBS”) which is a subsidiary deconsolidated to associate during the six months ended September 30, 2025.

Other income, net

We recorded other income, net of approximately HK$11.4 million (US$1.5 million) for the six months ended September 30, 2025 in comparison to other expenses, net of approximately HK$0.5 million for the six months ended September 30, 2024, mainly attributable to (i) the gain on deconsolidation of subsidiary, VBS of approximately HK$12.1 million which partially offset by (ii) increase in loan interest expenses of approximately HK1.4 million due to increase in bank borrowings.

Income tax expense

Income tax expense decreased by approximately 27.7% from approximately HK$5.2 million for the six months ended September 30, 2024 to approximately HK$3.8 million (US$0.5 million) for the six months ended September 30, 2025. The decrease was mainly due to the decrease in income before income tax expense as compared to prior period.

Net income

As a result of the above reasons, net income decreased by approximately 277% from approximately HK$24.3 million for the six months ended September 30, 2024 to net loss approximately HK$42.9 million (US$5.5 million) for the six months ended September 30, 2025.

Basic and diluted EPS

Basic and diluted EPS were approximately -HK$0.69 (-US$0.9) per ordinary share for the six months ended September 30, 2025, as compared to HK$0.40 per ordinary share for the six months ended September 30, 2024, respectively.

Business combination

Acquisition of Jingxing Holdings Limited

On May 30,2025, the Company acquired 100% equity interest of Jingxing Holdings Limited, a limited liability company incorporated in the BVI, which directly owns 100% shares of Jingxing Storage Equipment Engineering (H.K.) Limited. The aggregate consideration of the acquisition of Jingxing Holdings by our Company was HK$217 million and a per share value of HK$31,000 was assigned to the 7,000 Class A Ordinary shares issued as consideration. The fair value of Class A Ordinary shares issued was determined with reference to the appraised value of the 100% equity interest of Jingxing Storage, the sole operating subsidiary of Jingxing Holdings, as of March 31, 2025, and the post-acquisition fair value of 7,000 Class A Ordinary shares based on the combined fair value of Jingxing Storage and Kamui Logistics Automation System Limited, being the two post-acquisition operating subsidiaries of the Company by an independent professional valuer using the market approach.

The following table sets forth the estimated fair values of assets and liabilities of the Company as of May 30, 2025:

	Note	HK$	US$
Assets
Current assets
Cash and cash equivalents	(a)	5,943,222	851,784
Accounts receivable, net	(a)	6,625,174	961,543
Contract assets, net	(a)	7,478,885	245,307
Deposit paid and other receivables	(a)	1,908,000	764,107
Amount due from a shareholder	(a)	7,000	900
Total current assets		21,962,281	2,823,641

Non-current assets
Property and equipment, net	(b)	725,803	93,315
Right-of-use assets	(c)	418,184	53,765
Customer relationship		26,385,737	3,392,355
Goodwill		189,091,834	24,311,113
Total non-current assets		216,621,558	27,850,548
Total assets		238,583,839	30,674,189

Liabilities
Current liabilities
Accounts payable	(a)	(8,515,051)	(1,094,761)
Accruals and other payables	(a)	(1,136,000)	(146,053)
Dividend payable	(a)	(7,880,000)	(1,013,114)
Contract liabilities	(a)	(13,000)	(1,671)
Operating lease liabilities	(c)	(344,415)	(44,281)
Tax payables	(a)	(2,577,854)	(331,429)
Amount due to a director	(a)	(1,034,114)	(132,954)
Total current liabilities		(21,500,434)	(2,764,263)

Non-current liability
Operating lease liabilities – non current	(c)	(83,405)	(10,723)
Total non-current liability	(c)	(83,405)	(10,723)
Total liabilities		(21,583,839)	(2,774,986)
Fair value of assets and liabilities of the Company		217,000,000	27,899,203

Fair value of consideration
Fair value of assets and liabilities of the Company		217,000,000	27,899,203
Number of shares issued by the Company		7,000	7,000
Fair value per share		31,000	3,986
Fair value of additional 7,000 shares issued as the consideration		217,000,000	27,899,203

Notes:

(a)	The carrying amounts reported are approximate their respective fair values because of the short-term nature of these accounts.

(b)	Property and equipment are valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors. It was determined that the fair value of property and equipment closely approximated their carrying value and no pro forma adjustment was deemed necessary or reflected in the purchase price allocation table.

(c)	The carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Jingxing Holdings Limited are recorded at the estimated acquisition date fair values. For all assets acquired and liabilities assumed, the carrying value was assumed to equal fair value.

The total purchase price consideration in the Business Combination was allocated to net assets acquired based on their estimated fair values as of the acquisition date. The following table sets forth the estimated fair values of assets to be acquired and liabilities to be assumed and the goodwill resulting from the Business Combination:

	Note	HK$	US$
Assets acquired:
Cash and cash equivalents	(a)	5,943,222	851,784
Accounts receivable, net	(a)	6,625,174	961,543
Contract assets, net	(a)	7,478,885	245,307
Deposit paid and other receivables	(a)	1,908,000	764,107
Amount due from a shareholder	(a)	7,000	900
Property and equipment, net	(b)	725,803	93,315
Customer relationship		26,385,737	3,392,355
Right-of-use assets	(c)	418,184	53,765
Fair value of assets acquired		49,492,005	6,363,076
Liabilities assumed:
Accounts payable	(a)	(8,515,051)	(1,094,761)
Accruals and other payables	(a)	(1,136,000)	(146,053)
Dividend payables	(a)	(7,880,000)	(1,013,114)
Contract liabilities	(a)	(13,000)	(1,671)
Operating lease liabilities	(c)	(344,415)	(44,281)
Tax payables	(a)	(2,577,854)	(331,429)
Amount due to a director	(a)	(1,034,114)	(132,954)
Operating lease liabilities – non current	(c)	(83,405)	(10,723)
Fair value of liabilities assumed		(21,583,839)	(2,774,986)
Fair value of net assets as of the acquisition date		27,908,166	3,588,090
Total consideration (per above)		217,000,000	27,899,203
Goodwill		189,091,834	24,311,113

Notes:

(a)	The carrying amounts reported are approximate their respective fair values because of the short-term nature of these accounts.

(b)	Property and equipment are valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors. It was determined that the fair value of property and equipment closely approximated their carrying value and no pro forma adjustment was deemed necessary or reflected in the purchase price allocation table.

(c)	The carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate.

Deconsolidation of Vincit Build Solution Co., Limited (“VBS”)

On September 30, 2025, the Company entered into an sales and purchase agreement (the “Agreement”) with Trico Partners Limited (“Trico Partners”) pursuant to which Trico Partners further acquired a 2% equity interest in VBS with a consideration of HK$5,000 (US$641). Upon closing of the agreement, the Company released total 51% equity interests to Trico Partners. Therefore, starting from September 30, 2025, the Company has no power to direct the relevant activities of VBS due to the loss of control over VBS. Accordingly, the Company deconsolidated VBS and its wholly owned subsidiary, Alvin Design And Construction Company Limited, pursuant to guidance of ASC 810-10-40-4 which indicates that A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in paragraph 810-10-40-3A as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

The Company deconsolidate VBS and its subsidiary from the Company's financial statements and record the 49% ownership of VBS as investment in an associate.

Fair value

Consideration	5,000
Add: Fair value of retained interest in VBS	122,500
Add: carrying amount of VBS’s net liabilities	22,289,727
Gain on deconsolidation	22,417,227
Non-controlling interest	(10,275,166)
Net gain from deconsolidation of subsidiaries	12,142,061

About Reitar Logtech Holdings Limited

The Company, through its wholly owned subsidiaries, is engaged in (i) provision of construction management and engineering design services and (ii) asset management and investment, and professional consultancy services in Hong Kong. The products from provision of construction management and engineering design services are cold storage facilities, automated warehouses, renovated offices and tailor-made electrical systems. The services from asset management and professional consultancy services are asset management services for construction projects involving refrigerated storage and warehouses and professional consultancy services for construction projects involving renovation work, interior design and modification work of commercial units and residential or commercial redevelopment work.

For more information, visit the Company’s website at https://www.reitar.io/.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7809 to US$1.00, the exchange rate on September 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2025

	As of March 31, 2025	As of September 30, 2025	As of September 30, 2025
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	20,396,353	20,511,738	2,636,165
Restricted cash	24,826,403	6,000,000	771,119
Contracts receivable, net	32,124,233	33,457,354	4,299,934
Contract assets, net	91,098,639	56,816,936	7,302,103
Retention receivables, net	582,575	129,083	16,590
Prepaid expenses and other receivables, net	97,235,469	103,938,498	13,358,158
Amounts due from related companies	12,602,227	14,861,394	1,909,984
Amount due from an associate	-	17,676,430	2,271,772
Total current assets	278,865,899	253,391,433	32,565,825

NON-CURRENT ASSETS
Long-term investment, net	11,685,326	11,685,325	1,501,796
Property and equipment, net	5,778,998	7,246,614	931,334
Right-of-use assets, net	2,364,824	1,423,403	182,936
Intangible assets	—	25,506,212	3,278,054
Investment in an associate	—	122,501	15,745
Goodwill	35,124,140	228,569,621	29,375,730
Total non-current assets	54,953,288	274,553,676	35,285,595
Total assets	333,819,187	527,945,109	67,851,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	78,359,952	83,169,280	10,688,902
Other loan	778,000	112,000	14,394
Accounts payable	24,288,797	25,640,505	3,295,314
Accrued expenses and other payables	2,443,882	2,862,287	367,862
Dividend payable	—	7,880,000	1,012,736
Tax payable	12,078,618	17,376,593	2,233,237
Contract liabilities	53,953,394	35,095,744	4,510,499
Operating lease liabilities	2,364,824	1,320,336	169,689
Amount due to an associate	—	6,127,500	787,505
Amount due to related parties	2,167,267	2,283,475	293,472
Total current liabilities	176,434,734	181,867,720	23,373,610

NON-CURRENT LIABILITIES
Operating lease liabilities	—	148,483	19,083
Deferred tax liabilities	—	4,208,525	540,879
Total non-current liabilities	—	4,357,008	559,962
Total liabilities	176,434,734	186,224,728	23,933,572

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2025 and September 30, 2025; 62,443,750 shares issued and outstanding as of March 31, 2025 and September 30, 2025
Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized; 45,633,750 shares issued and outstanding as of March 31, 2025 and September 30, 2025	18	18	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized; 16,810,000 shares issued and outstanding as of March 31, 2025 and September 30, 2025	7	7	1
Additional paid-in capital	65,289,486	130,382,486	16,756,736
Retained earnings	97,757,269	57,838,464	7,433,390
Equity attributable to owners of the Company	163,046,780	188,220,975	24,190,129
Non-controlling interests	(5,662,327)	153,499,406	19,727,719
Total shareholders’ equity	157,384,453	341,720,381	43,917,848
Total liabilities and shareholders’ equity	333,819,187	527,945,109	67,851,420

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	For the six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
REVENUE
– External	194,219,677	53,790,818	6,913,186
– Related parties	—	1,680,730	216,008
Total revenue	194,219,677	55,471,548	7,129,194

COST OF REVENUE
– External	(128,577,254)	(52,373,104)	(6,730,983)
– Related parties	(11,997,955)	(171,600)	(22,054)
Total cost of revenue	(140,575,209)	(52,544,704)	(6,753,037)
Gross profit	53,644,468	2,926,844	376,157

OPERATING EXPENSES
Personnel and benefit expense	(8,417,023)	(10,511,361)	(1,350,919)
Depreciation of property and equipment	(1,197,901)	(1,424,436)	(183,068)
Amortization of operating lease right-of-use assets	(1,343,000)	(1,720,604)	(221,132)
Amortization of intangible assets	—	(879,525)	(113,036)
Professional fee	(688,363)	(1,492,978)	(191,877)
Allowance for doubtful accounts/expected credit loss	(9,647,473)	(13,090,725)	(1,682,417)
Impairment loss on amount due from an associate	—	(20,501,654)	(2,634,869)
Others	(3,366,239)	(3,847,629)	(494,498)
Total operating expenses	(24,659,999)	(53,468,912)	(6,871,816)
INCOME/(LOSS) FROM OPERATION	28,984,469	(50,542,068)	(6,495,659)

OTHER INCOME (EXPENSES)
Bank interest income	363,996	199,588	25,651
Interest expense	(659,519)	(1,410,455)	(181,271)
Other income	784,212	12,594,517	1,618,646
Other expense	(3,524)	(7,349)	(944)
Total other income, net	485,165	11,376,301	1,462,082
INCOME/(LOSS) BEFORE INCOME TAX EXPENSES	29,469,634	(39,165,767)	(5,033,577)

INCOME TAX EXPENSES	(5,209,794)	(3,766,472)	(484,066)
NET INCOME/(LOSS)	24,259,840	(42,932,239)	(5,517,643)
Add: net (loss)/income attributable to non-controlling interests	(127,239)	3,013,434	387,286
NET INCOME/(LOSS) ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS AND TOTAL COMPREHENSIVE INCOME/(LOSS)	24,387,079	(39,918,805)	(5,130,357)

Weighted average number of ordinary shares:
Basic and diluted	60,485,963	62,443,750	62,443,750
Earnings/(losses) per ordinary share – basic and diluted	0.40	(0.69)	(0.09)

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Ordinary shares						Total Reitar Logtech Holdings
	Class A No. of shares	Par value	Class B No. of shares	Par value	Additional paid-in capital	Retained earnings	Limited shareholders’ equity	Non- controlling interests	Total shareholder’ equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, April 1, 2024	40,000,000	16	20,000,000	8	8,404,870	89,887,738	98,292,632	(233,336)	98,059,296
Net proceeds from initial public offering	2,443,750	1	—	—	58,205,422	—	58,205,423	—	58,205,423
Net income (loss)	—	—	—	—	—	24,387,079	24,387,079	(127,239)	24,259,840
BALANCE, September 30, 2024	42,443,750	17	20,000,000	8	66,610,292	114,274,817	180,885,134	(360,575)	180,524,559

BALANCE, April 1, 2025	45,633,750	18	16,810,000	7	65,289,486	97,757,269	163,046,780	(5,662,327)	157,384,453

Net loss	—	—	—	—	—	(39,918,805)	(39,918,805)	(3,013,434)	(42,932,239)
Acquisition of subsidiary					65,093,000	—	65,093,000	151,900,000	216,993,000
Deconsolidation of subsidiary	—	—	—	—	—	—	—	10,275,167	10,275,167
BALANCE, September 30, 2025	45,633,750	18	16,810,000	7	130,382,486	57,838,464	188,220,975	153,499,406	341,720,381
BALANCE, September 30, 2025 (US$)		2		1	16,756,736	7,433,390	24,190,129	19,727,719	43,917,848

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	For the six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities
Net income/(loss)	24,259,840	(42,932,239)	(5,517,643)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,197,901	1,821,515	234,101
Amortization of operating lease right-of-use assets	1,343,000	1,720,604	221,132
Amortisation of intangible assets	—	879,525	113,036
Allowance for doubtful accounts/expected credit loss	9,647,473	13,090,725	1,682,417
Gain on deconsolidation of a subsidiary	—	(12,142,062)	(1,560,496)
Impairment loss on amount due from an associate	—	20,501,654	2,634,869
Changes in operating assets and liabilities
Contracts receivable	(65,175,791)	(1,449,950)	(186,347)
Contract assets	(30,979,625)	31,569,397	4,057,294
Retention receivables	(275,151)	465,172	59,784
Prepaid expenses and other receivables	(23,002,467)	(33,007,824)	(4,242,161)
Amount due from an associate	-	(17,676,430)	(2,271,772)
Accounts payable	23,805,120)	(7,019,343)	(902,125)
Accrued expenses	(2,937,116)	30,503,358	3,920,287
Contract liabilities	4,726,752	(17,069,408)	(2,193,758)
Tax payable	4,678,931	2,720,121	349,590
Operating lease liabilities	(1,488,330)	(1,684,824)	(216,533)
Deferred tax liabilities	—	(145,122)	(18,651)
Net cash used in operating activities	(54,199,463)	(29,855,131)	(3,836,976)
Cash flows from investing activities
Purchase of property and equipment	(21,610)	(2,642,919)	(339,668)
Acquisition of a subsidiary	—	5,936,222	762,922
Long-term investment	(426,000)	(277,059)	(35,608)
Loan to a third party	(1,300,000)	—	—
Net cash (used in)/generated from investing activities	(1,747,610)	3,016,244	387,646
Cash flows from financing activities
Proceeds from bank borrowings	102,026,614	116,072,849	14,917,664
Repayment for bank borrowings	(88,316,455)	(111,263,521)	(14,299,570)
Repayment for other loans	—	(666,000)	(85,594)
Deferred offering costs	8,033,290	—	—
Proceeds from initial public offering, net	58,205,423	—	—
Advance to related parties	—	116,208	14,935
Repayment from related parties	446,436	3,868,333	497,158
Net cash generated from financing activities	80,395,308	8,127,869	1,044,593
Net increase/(decrease) in cash and cash equivalents and restricted cash	24,448,235	(18,711,018)	(2,404,737)
Cash, cash equivalents and restricted cash at the beginning of the period	24,450,123	45,222,756	5,812,021
Cash, cash equivalents and restricted cash at the end of the period	48,898,358	26,511,738	3,407,284

Supplementary cash flow information
Interest received	363,996	199,588	25,651
Interest paid	(659,519)	(1,410,455)	(181,271)
Income tax paid	(530,863)	(1,191,473)	(153,128)

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

Reconciliation of cash, cash equivalents and restricted cash:

	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
Cash and cash equivalents	30,476,559	20,511,738	2,636,165
Restricted cash	18,421,799	6,000,000	771,119
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	48,898,358	26,511,738	3,407,284